[redacted]

SEC Mail Processing Section

MAR 2 6 2009

Washington, DC 101

SE(09056916 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNNICUTT & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT — 212-752-0200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM	NEW YORK	11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM HUNNICUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNNICUTT & CO., LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EXCEPTIONS

Signature

PARTNER

Title

JAIME A. ROJAS
Commissioner of Deeds, City of New York
No. 4-6410
Certificate Filed in New York County
Commission Expires 9/1/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

OF

HUNNICUTT & CO., LLC

AS AT

DECEMBER 31, 2008

GLASSER HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HUNNICUTT & CO., LLC

TABLE OF CONTENTS

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

----

(516) 568-2700 – FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Members of
Hunnicutt & Co., LLC

We have audited the accompanying balance sheet of Hunnicutt & Co., LLC as of December 31, 2008 and the related statements of income and expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunnicutt & Co., LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser & Haims

GLASSER & HAIMS, P.C.
FEBRUARY 20, 2009

HUNNICUTT & CO., LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents:		
MS U.S. Gov't Money Market Trust	$ 5,029,479	
TOTAL CURRENT ASSETS		$ 5,029,479
TOTAL ASSETS		$ 5,029,479

LIABILITIES AND GENERAL FUND

CURRENT LIABILITIES		
Payable to Broker - Other	$ 1,354,352	
Accounts Payable	79,533	
Pension Contribution Payable	1,200,000	
TOTAL CURRENT LIABILITIES		$ 2,633,885
PARTNERS' EQUITY		
Partners' Equity	$ 2,395,594	
TOTAL PARTNERS'S EQUITY		2,395,594
TOTAL LIABILITIES AND PARTNETS'S EQUITY		$ 5,029,479

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., LLC
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

INCOME		
Fee income	$ 5,599,187	
Interest and dividends received	79,927	
Other income	35,000	
TOTAL INCOME		$ 5,714,114
EXPENSES:		
Accounting, legal fees & professional fees	$ 38,505	
Auto expenses	7,947	
Regulatory fees	3,896	
Health insurance	13,104	
Insurance	1,472	
Interest	1,099	
License & fees	300	
Office & miscellaneous expenses	14,663	
Payroll service	1,462	
Payroll taxes	45,726	
Pension expense	1,200,000	
Rent	35,750	
Salaries - Partners'	2,577,705	
- Other	9,498	
Subscriptions	185	
Telephone	5,110	
Travel & entertainment	51,819	
NYC - Unincorpotated Business Tax	68,200	
TOTAL EXPENSES		4,076,441
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2008		$ 1,637,673

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., LLC
STATEMENT OF PARTNERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Equity, January 1, 2008	$	657,921
Capital contributed		100,000
Net Income for the year ended December 31, 2008		1,637,673
Equity, December 31, 2008	$	2,395,594

HUNNICUTT & CO., LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income for the year ended December 31, 2008	$ 1,637,673	
Adjustments to reconcile net income to net cash provided from operating activiteies:		
Increase (Decrease) in liabilities:		
Accrued expenses	2,473,885	
Net cash provided by operating activities		4,111,558
Cash flows from financing activities:		
Capital contributed	100,000.00	
Net cash provided by financing activities		100,000.00
Net Increase in cash and cash equivalents		4,211,558
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		817,921
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 5,029,479

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1

DESCRIPTION OF ORGANIZATION

Hunnicutt & Co., LLC ("The Company") is a successor to Hunnicutt & Co., Inc. all assets of the Corporation were transferred to the LLC on January 1, 2008. Hunnicutt & Co., LLC is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2

SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted principles.

Note 3

RETIREMENT PLAN

The Company maintains a defined benefit plan covering all eligible employees. As of December 31, 2008 the plan was terminated. The Company accrued $1,200,000 as its' estimated final liability.

Note 4

COMMITMENTS AND CONTINGENCIES

Lease – The Company has a contractual obligation under a long-term non-cancelable lease agreement for its office space at 110 East 59th Street, New York, NY commencing May 31, 2004 for a term of 5 years.

Commitments – The Company has contractual commitments arising in the usual course of business, the consummation of which will make no material change in the financial condition. None of the Company's assets have not been assigned or pledged as security for liabilities, and there are no lawsuits pending against the Company.

Note 5

INCOME TAXES

The Company is a Limited Liability Company and as such does not pay Federal or New York State Income Taxes. The individual partners are responsible to pay taxes on the income from the Partnership on their own Individual Income Tax Returns. An Unincorporated Business taxes is payable to NYC and has been accrued on these statements.

Note 6

NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital and aggregate indebtedness of $2,295,005 and $1,279,533 respectively. The net capital ratio was .558 to 1 or 55.8% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $2,209,702.

Note 9

ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 110 East 59th Street, New York, New York 10022 and the New York regional office of the Commission.

HUNNICUTT & CO., LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2008

Total partners' equity		2,395,594
Net capital before haircuts		2,395,594
Haircuts of securitites:		
Trading and investment Securities:		
Other Securities	100,590	100,590
NET CAPITAL		2,295,005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% 0f $1,279,533 total aggregate indebtedness)	85,302
Minimum dollar net capital required	5,000
Net capital required (greaterof above)	85,302
Excess net capital	2,209,702
Excess net capital at 1,000%	2,173,871

NOTE:

The difference between the computation of Net Capital as filed by the company on their unaudied FOCUS report for the period December 31, 2008 and the computation of Net Capital as shown above is as follows:

Net Capital, as above	2,295,005
Net Capital as reeported by Company's unaudited FOCUS report	2,363,204
Difference	(68,199)
Represented by differences in the following:	
Accrued expenses	(68,200)
Rounding	1
	(68,199)

HUNNICUTT & CO., LLC

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15C3-3 (k) (ii)

The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin accounts or securities accounts, and meets all other requirements of the Rule.

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners of
Hunnicutt & Co., LLC

We have audited the financial statements of Hunnicutt & Co., LLC for the year ended December 31, 2008 and have issued our report thereon dated February 20, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an under-standing of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hunnicutt & Co., Inc., that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure, procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the degree of compliance with them may deteriorate, or the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hunnicutt & Co., LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

In addition, our review indicated that Hunnicutt & Co., LLC was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008 and no facts came to our attention to indicate that such conditions had not be complied with during the period.

This report recognizes that it is not practicable in an organization the size of Hunnicutt & Co., LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

Glasser & Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants

Valley Stream, New York
February 23, 2009